December 20, 2018

Mark Kowal
Chief Accounting Officer
World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, CT 06902

       Re: World Wrestling Entertainment, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 8, 2018
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed October 25, 2018
           File No. 001-16131

Dear Mr. Kowal:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

General

1. You state on page 3 that your WWE Network "is available in all international markets other than embargoed countries." However, it appears from your website that your programs are broadcast by OSN in Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about contacts with those countries. Please describe to us the nature and extent of any past, current or anticipated contacts with Syria and Sudan, including their governments, whether through distribution channels or other direct or indirect arrangements.
 Mark Kowal
World Wrestling Entertainment, Inc.
December 20, 2018
Page 2
Form 10-Q for Fiscal Quarter Ended September 30, 2018

MD&A
Results of Operations, page 32

2. We note that you present Adjusted OIBDA as a measure of segment performance and that you also present it on a consolidated basis on page 34. Please reconcile consolidated
         Adjusted OIBDA to the most directly comparable GAAP measure. Refer to
         Item 10(e)(1)(i)(B) of Regulation S-K. In this regard, you disclose both that operating income is the most directly comparable GAAP financial measure and that Adjusted
         OIBDA provides a meaningful representation of operating cash flows. If considered both a performance and a liquidity measure, consolidated Adjusted OBIDA should be reconciled to both net income and operating cash flows, respectively. Refer to Question
         102.06 of the Non-GAAP Financial Measures C&DI's. Please advise and revise, as appropriate.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameMark Kowal                                Sincerely,
Comapany NameWorld Wrestling Entertainment, Inc.
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